

January 29, 2015

Via E-mail
Yuxia Song
Lissome Trade Corp.
Ningshanzhonglu Street No. 108, 1-25-4
Huanggu District Shenyang
Liaoning, China 110031

> **Re: Lissome Trade Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 16, 2015**
> **File No. 333-199967**

Dear Ms. Song:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

Risks Associated with Our Company, page 6

1. We have reviewed your response to comment 2 of our letter dated January 6, 2015. However, we are unable to locate the corresponding risk factor in your prospectus. As previously requested, please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

Directors, Executive Officers, Promoters and Control Persons, page 23

2. We have reviewed your response to comment 8 of our letter dated January 6, 2015. However, we are unable to locate the requested language in your prospectus. As

previously requested, please provide the disclosure related to the independence of your sole director required by Item 407(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Frederick C. Bauman